UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH
65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Sierra Income Corporation

(Name of Company)

100 Park Avenue New York, NY 10017

Address of Principal Business Office

(Number and Street, City, State and Zip Code)

(212) 759-0777
Telephone Number (including area code)

814-00924

File Number under the Securities Exchange Act of 1934

Sierra Income Corporation (the “Company”), is withdrawing its election under section 54(a) of the Act on the following basis for filing this Notification of Withdrawal:

Effective as of February 25, 2022, pursuant to the Agreement and Plan of Merger, dated as of September 21, 2021, by and among Barings BDC, Inc., a Maryland corporation (“Barings BDC”), Mercury Acquisition Sub, Inc., a Maryland corporation and a direct wholly owned subsidiary of Barings BDC, the Company and Barings LLC, a Delaware limited liability company and investment adviser to BBDC, the Company merged, in a multi-step process, with and into Barings BDC, with Barings BDC as the surviving corporation, at which time the separate corporate existence of the Company ended. Barings BDC has elected to be regulated as a business development company under Section 54(a) of the Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Barings BDC, as successor by merger to the Company, has caused this notification to be signed on its behalf by the undersigned duly authorized person.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of New York, New York on the 25th day of February, 2022.

Barings BDC, Inc., as successor by merger to Sierra Income Corporation

By:	/s/ Jonathan Bock
Jonathan Bock
Chief Financial Officer

Attest:	/s/ Elizabeth A. Murray
Elizabeth Murray
Principal Accounting Officer

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